[redacted]

SI 09058239 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.L. Stern & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8350 Wilshire Blvd.
(No. and Street)

Beverly Hills (City) California (State) 90211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500, (Address) Dallas, (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Milford L. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.L. Stern & Co., LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO of M.L. Stern & Co., LLC

Title

Notary Public

VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

M.L. Stern & Co., LLC

(A Subsidiary of SWS Group, Inc.)

Consolidated Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the Year Ended December 31, 2008

With Report of Independent Certified Public Accountants

Grant Thornton

Report of Independent Certified Public Accountants

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Member
M.L Stern & Co., LLC

We have audited the accompanying consolidated statement of financial condition of M.L Stern & Co., LLC, (the "Company", a Delaware limited liability company, and a wholly owned subsidiary of SWS Group, Inc.) as of December 31, 2008, and the related consolidated statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of M.L Stern & Co., LLC and subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As stated in Note 1 to the financial statements, effective December 15, 2008, Southwest Securities, Inc. assumed all of the assets and liabilities of the Company's broker-dealer business, and on January 30, 2009, the Company filed broker-dealer withdrawal paperwork with the Financial Industry Regulatory Authority (FINRA).

Grant Thornton LLP

Dallas, Texas
February 25, 2009

M.L. Stern & Co., LLC
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Consolidated Statement of Financial Condition
December 31, 2008

(dollars in thousands)

Assets		
Cash and cash equivalents	$	5,241
Assets segregated for regulatory purposes		125
Broker notes receivable		340
Other assets		2,012
Total assets	$	7,718
Liabilities and Member's Capital		
Due to Parent		465
Accrued expenses and other liabilities		2,202
		2,667
Member's Capital		5,051
		5,051
Total liabilities and member's capital	$	7,718

The accompanying notes are an integral part of this financial statement.

M.L. Stern & Co., LLC
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Consolidated Statement of Operations
Year Ended December 31, 2008

(dollars in thousands)

Revenues:		
Commissions	$	38,457
Interest and dividends		1,268
Investment advisory fees		4,202
Net gains on principal transactions		4,445
Other		(796)
Total revenue		47,576
Expenses:		
Commissions and other employee compensation		32,705
Interest		493
Occupancy, equipment and computer service costs		2,603
Communications		3,235
Floor brokerage and clearing organization charges		244
Advertising and promotional		554
Other		3,793
Total expenses		43,627
Net income	$	3,949

The accompanying notes are an integral part of this financial statement.

M.L. Stern & Co., LLC
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Consolidated Statement of Changes in Member's Capital
Year Ended December 31, 2008

(dollars in thousands)

Balance at January 1, 2008	$	11,179
Net income		247
Withdrawal		(925)
Balance at March 31, 2008		10,501
Purchase accounting adjustment		(152)
Net income		3,702
Contributions		5,000
Withdrawals		(14,000)
Balance at December 31, 2008	$	5,051

The accompanying notes are an integral part of this financial statement.

M.L. Stern & Co., LLC
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Consolidated Statement of Cash Flows
Year Ended December 31, 2008

(dollars in thousands)

Cash flows from operating activities:		
Net income	$	3,949
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		65
Changes in operating assets and liabilities:		
Brokers, dealers and clearing organizations accounts, net		(2,932)
Client accounts, net		6,996
Securities owned		23,530
Other assets		4,116
Accrued expenses and other liabilities		(3,716)
Net cash provided by operating activities		32,008
Cash flows from investing activities:		
Purchases of fixed assets		(556)
Net cash used in investing activities		(556)
Cash flows from financing activities:		
Contributions		5,000
Withdrawals		(14,925)
Payments on short-term borrowings		(403,270)
Cash proceeds on short-term borrowings		385,670
Net cash used in financing activities		(27,525)
Net change in cash		3,927
Cash at beginning of year		1,314
Cash at end of year	$	5,241
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	553

The accompanying notes are an integral part of this financial statement.

1. Organization

M.L. Stern & Co., LLC ("M.L. Stern LLC"), a wholly owned subsidiary of SWS Group, Inc. ("Parent"), is a Delaware limited liability company registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). M.L. Stern LLC purchases and sells municipal, federal and corporate bonds, mutual funds, unit trusts, closed end funds, insurance, equities and various other investment securities at wholesale and retail levels. The broker/dealer business, which included all broker/dealer assets and liabilities, of M.L. Stern LLC was moved to Southwest Securities, Inc., ("Southwest Securities") a wholly owned subsidiary of the Parent, effective December 15, 2008 and on January 30, 2009, M.L. Stern filed broker/dealer withdrawal paperwork with FINRA. Pursuant to an assignment and assumption agreement, Southwest Securities assumed the following assets and liabilities as of December 15, 2008, as well as all of the obligations of the broker/dealer business which arise after this date:

(in thousands)

Assets		
Receivable from brokers, dealers and clearing organizations	$	1,903
Receivable from clients		19,577
Securities owned, at market value		14,190
Other assets		5,170
Total assets assumed	$	40,840
Liabilities		
Payable to brokers, dealers, and clearing organizations	$	35,832
Accrued expenses and other liabilities		5,008
Total liabilities assumed	$	40,840

M.L. Stern LLC's wholly owned subsidiary, Tower Asset Management, LLC ("Tower") is a Delaware limited liability company and a registered investment advisor providing investment advisory services to high net worth individuals or families who require investment expertise and personal services.

Change in Ownership

In February 2008, the Parent entered into a definitive agreement to purchase M.L. Stern LLC and Tower, (collectively, "M.L. Stern") from an unaffiliated third party. The acquisition was structured as a purchase of all of the outstanding membership interests of M.L. Stern. The assets and liabilities acquired as well as the financial results of M.L. Stern were included in the Parent's consolidated financial statements after the close of business on March 31, 2008, the acquisition date.

The aggregate acquisition price was approximately $8.7 million, which consisted of cash in the amount of $5.5 million and direct expenses of $3.2 million in finder's fees, legal fees, valuation fees, severance costs and contract cancellation costs. The Parent accounted for the acquisition of M.L. Stern under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141 "*Business Combinations.*" Upon review by an outside third party expert, initially, a portion of the purchase price was allocated to the following intangibles:

- Customer Relationship - $7.0 million;
- Trade name - $0.8 million;
- Leases - $3.9 million;
- Non-Compete Agreements - $0.7 million; and
- Schwab Investment Mgmt. Contract - $3.3 million.

The cost to acquire M.L. Stern was less than the fair values assigned to the acquired assets and liabilities, as such; the excess was allocated as a pro-rata reduction of the amounts assigned to the acquired assets bringing all intangible assets noted above to an adjusted fair value of zero. Depreciable fixed assets were also allocated the excess to an adjusted fair value of zero. Accordingly, M.L. Stern reflected the following adjustments in the Statement of Financial Condition upon the acquisition by the Parent:

(in thousands)

Securities owned, at market value	$	440
Other assets		(1,302)
Accrued expenses and other liabilities		710
Member's Capital		152

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements of M.L. Stern have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 (the "Act") for brokers and dealers in securities. The accompanying consolidated financial statements include the accounts of M.L. Stern LLC and Tower. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Flow Reporting
For purposes of the statement of cash flows, M.L. Stern considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with original maturities of three months or less, when acquired, are considered to be cash equivalents.

Assets segregated for regulatory purposes are not included as cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Concentration of Credit Risk

M.L. Stern maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. M.L. Stern has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Interest and Dividend Income and Interest Expense
Interest and dividend income is primarily composed of interest earned on credit extended to M.L. Stern's customers to finance their purchases of securities on margin and interest and dividends earned on M.L. Stern's investment securities. Interest expense primarily represents interest paid to customers for their brokerage cash balances and interest paid on borrowed funds.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur, net of related expenses.

Investment advisory fees

Investment advisory fees are recognized as services are provided. These fees are determined in accordance with contracts between Tower and their clients and are generally based on a percentage of assets under management. A limited number of Tower's clients have a performance-based fee component in their contract, which would pay Tower an additional fee if Tower out-performed a specified index over a specific period of time. Tower records revenue for performance-based fees at the end of the measurement period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

M.L. Stern is organized as a limited liability company for federal income tax and state franchise tax purposes. M.L. Stern and the Parent currently do not, and do not intend to have a tax-sharing agreement, and no dividends have been made to the Parent for tax reimbursements. Pursuant to this tax organization, M.L. Stern has no liability for federal income taxes, since such taxes, if any are the responsibility of its member. However, M.L. Stern is subject to California franchise taxes imposed on such companies. Such amount is reported as other operating expenses in the accompanying consolidated statement of operations.

3. Assets Segregated For Regulatory Purposes

As of December 31, 2008, cash of $125,000 was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Act.

4. Net Capital Requirements

M.L. Stern is required to maintain minimum net capital, as defined, of the greater of $250,000 or 1/15 of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15 to 1, as defined under such provisions. M.L. Stern's ratio of aggregate indebtedness to net capital was 0.43 to 1. M.L. Stern also had net capital, as defined, of $4,897,000 which exceeded the minimum requirements by $4,647,000. The computation of net capital is done on an unconsolidated basis, and therefore, the accounts of Tower are not included in the computation.

5. Affiliate Transactions

Included in the $465,000 due to parent on the Consolidated Statement of Financial Condition is $340,000 for broker notes receivable from Tower employees. The remaining $125,000 was funding from M.L. Stern LLC for support of Tower's general operations. Due to the transfer of assets and liabilities from M.L. Stern LLC to Southwest Securities, the amount is now due to the Parent.

6. Employee Benefit Plans

Profit Sharing/401(k) Plan. Prior to December 31, 2008, M.L. Stern provided a 401(k) defined contribution plan (the "Contribution Plan") that covered all full-time employees. Generally, employees who had one year of continuous employment were eligible to participate in the Contribution Plan. Employees could contribute their gross wages up to the Internal Revenue Service maximum allowable amount. M.L. Stern matched, at its discretion, a set percentage of the employees' contributions. From January 1, 2008 to December 31, 2008, M.L. Stern's aggregate matching contribution to the Contribution Plan was $275,000. M.L. Stern's full-time salaried employees were also eligible to participate in a profit sharing plan, which is a component of the Contribution Plan. For the period ending December 31, 2008, M.L Stern had discretionary expenses for the Contribution Plan and the profit sharing plan of $275,000 and $54,000, respectively. At December 31, 2008, $257,000 and $48,000, respectively, of these expenses were recorded as liabilities on Southwest Securities' books and the remainder as liabilities on Tower's books. The Contribution Plan merged with the Parent's 401(k) plan effective January 1, 2009.

Deferred Compensation Plan. Certain employees of M.L. Stern are eligible to participate in a deferred compensation plan provided by M.L. Stern. This plan permits certain members of senior management and registered representatives to defer a portion of their compensation. Deferred amounts are invested in corporate owned life insurance and diversified mutual funds. At December 31, 2008, $1,937,000 has been recorded for the investments in the plan and is included in Other Assets in the Statement of Financial Condition. In addition, a corresponding liability has been recorded in the amount of $2,105,000 for M.L. Stern's obligation to such employees and is included in accrued expenses and other liabilities in the Statement of Financial Condition.

7. Commitments and Contingencies

On November 13, 2006, an action was commenced in the Superior Court of the State of California, in and for the County of San Diego, entitled *Gerald Till, on behalf of himself and all others similarly situated vs. M.L. Stern & Co., LLC*, Case No. GIC-875470, alleging causes of action for restitution of overtime, wages, restitution of wage deductions, Labor Code penalties, waiting time penalties, and rest and meal period breaks. Four days later, on November 17, 2006, an action was commenced by different attorneys in the Superior court of the State of California, in and for the County of Los Angeles, entitled *Denny Bilikas, individually, and on behalf of other members of the general public similarly situated, Craig Taggart, individually and on behalf of other members of the general public similarly situated, vs. M.L. Stern & Co., LLC*, Case No. BC 362182, alleging essentially the same causes of action.

Both of these cases were consolidated and on January 18, 2007, they were removed to the Federal Court, United States District court for the Southern District of California (San Diego). The complaint alleges that M.L. Stern violated federal and state wage and hour laws by failing to pay

overtime to its account executives, and other similar compensation claims. This case was effectively settled in 2008 pending final court approval. Included in the Parent's accrued expenses and other liabilities as of December 31, 2008 is the estimated liability for the settlement.

M.L. Stern & Co., LLC
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule I – Unconsolidated Computation of Net Capital Requirements Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2008

(dollars in thousands)

Consolidated member's capital from consolidated statement of financial condition	$ 5,051
Member's (capital) deficit of subsidiary not included in net capital	137
Total member's capital qualified for net capital	5,188
Deductions and /or charges:	
Non-allowable assets included in the following statement of financial condition captions:	
Other assets	291
Total deductions and /or charges to net capital	291
NET CAPITAL	$ 4,897
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	$ 2,105
NET CAPITAL REQUIREMENT (greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 250
EXCESS NET CAPITAL	$ 4,647
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.43

Note: The above computation does not differ materially from the computation of net capital prepared by M.L. Stern as of December 31, 2008 and filed with the Financial Industry Regulatory Authority on January 26, 2009.

M.L. Stern & Co., LLC
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule II – Unconsolidated Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2008

(dollars in thousands)

CREDIT BALANCES:		-
DEBIT BALANCES		-
RESERVE COMPUTATION:		
Excess of total debits over total credits		-
Required deposit		-
Amount held on deposit in "reserve bank account" consisting of cash and qualified securities at December 31, 2008	$	125

Note 1: The above computation does not differ materially from the computation of special reserve requirement prepared by M.L. Stern as of December 31, 2008 and filed with the Financial Industry Regulatory Authority on January 26, 2009.

M.L. Stern & Co., LLC
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule III – Unconsolidated Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2008

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2008 for which instructions to reduce to possession or control had been issued as of December 31, 2008 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

(dollars in thousands)

Number of items	-
Market value	$ -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

(dollars in thousands)

Number of items	-
Market value	$ -

Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Member
M.L. Stern & Co., LLC

In planning and performing our audit of the consolidated financial statements of M.L. Stern & Co., LLC and subsidiary (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control ("control deficiency") exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Control deficiencies may individually, or in combination, give rise to a significant deficiency or a material weakness.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 25, 2009